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CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

42/F, EDINBURGH TOWER, THE LANDMARK

15 QUEEN’S ROAD CENTRAL, HONG KONG

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TEL: (852) 3740-4700

FAX: (852) 3740-4727

www.skadden.com

March 5, 2021

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Mr. Donald Field

Ms. Lilyanna Peyser

Mr. Tony Watson

Mr. Rufus Decker

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Zhihu Inc. (CIK No. 0001835724)
Registration Statement on Form F-1

Dear Mr. Field, Ms. Peyser, Mr. Watson, and Mr. Decker:

On behalf of our client, Zhihu Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated March 2, 2021. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company will submit as soon as possible a copy of written materials that were presented to potential investors in reliance of Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), in response to the Comment #1 in the staff’s letter dated February 5, 2021 on a supplemental basis. The Company has previously authorized the underwriters to assist and arrange communications on its behalf relating to testing-the-water activities in compliance with Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor.

Securities and Exchange Commission

March 5, 2021

In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the Staff. The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size on or about March 19, 2021, and to launch the road show for the offering shortly thereafter. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Registration Statement to (i) include its consolidated financial statements as of December 31, 2020 and for the year ended December 31, 2020, and (ii) reflect the Company’s other recent developments.

Comments in Letter Dated March 2, 2021

General

1.

Please revise Section C.2 of Exhibit 99.2 to state clearly that the disclosures in the referenced tax section of the prospectus are the opinion of counsel. Please refer to Section III.B.2 of Staff Legal Bulletin No. 19 dated October 14, 2011.

In response to the Staff’s comment, Han Kun Law Offices, the Company’s PRC legal counsel, has revised Section C.2 of Exhibit 99.2 of the Registration Statement.

2.

With respect to Exhibit 5.2, the first sentence of Section 1 appears to indicate that counsel reviewed only the listed documents. Please revise, as counsel must review all documents and make such inquiries as are necessary in order to render its opinion regarding the legality of the shares. Similarly, please delete as inappropriate the assumption in Section 2.3.

In response to the Staff’s comment, Maples and Calder (Hong Kong) LLP, the Company’s Cayman Islands legal counsel, has revised pages 1–2 of Exhibit 5.1 of the Registration Statement.

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If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Vincent Cheuk, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 (10) 6533-2010 or via email at vincent.cheuk@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Yuan Zhou, Chairman of the Board of Directors and Chief Executive Officer, Zhihu Inc.

Wei Sun, Chief Financial Officer, Zhihu Inc.

Peng Qi, General Counsel, Zhihu Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Vincent Cheuk, Partner, PricewaterhouseCoopers Zhong Tian LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP